UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

06050073

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SEC FILE NUMBER
8-53604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 02 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 AND ENDING 12-31-05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way #316
(No. and Street)

Oceanside CA 92054
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Meo, Mary Louise
(Name – *if individual, state last, first, middle name*)

5790 Fleet St. #120 Carlsbad CA 92008
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 07 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MK

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______________, as of April 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANGELA F. HELMLE
Comm. # 1364182
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires July 8, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Changes made per C.P.A.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETS

Consolidated ◉ [0198] Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	~~60,546~~ 96,416 [0200]		~~60,546~~ 96,416 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	54,803 [0295]		
	B. **Other**	[0300]	[0550]	54,803 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	~~31,237~~ 6,960 [0424]		
	E. **Spot commodities**	[0430]		6,960 ~~31,237~~ [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	6,866 [0680]	6,866 [0920]
11. Other assets	[0535]	3,243 ~~13,364~~ [0735]	3,243 ~~13,364~~ [0930]
12. **TOTAL ASSETS**	158,179 ~~146,586~~ [0540]	~~20,230~~ [0740] 10,109	~~166,816~~ [0940] 168,288

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	34,376 ~~55,394~~ [1114]	[1315]	34,376 ~~55,394~~ [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	~~15,821~~ [1155]	[1355]	~~15,821~~ [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	7,177 ~~7,047~~ [1205]	[1385]	7,177 ~~7,047~~ [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. Includes equity subordination (15c3-1(d)) of [1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	~~78,662~~ 41,553 [1230]	0 [1450]	~~78,662~~ 41,553 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	79,854 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	~~8,100~~ 46,881 [1794]
E. Total	~~87,954~~ 126,735 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	~~87,954~~ 126,735 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	~~166,616~~ 168,288 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005 [3932] Period Ending 12/31/2005 [3933] Number of months 3 [3931]

REVENUE

		Handwritten	Printed	Code
1.	Commissions:			
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	62,035	~~62,031~~	[3935]
	b. **Commissions on listed option transactions**		5,119	[3938]
	c. **All other securities commissions**	109,562	~~116,588~~	[3939]
	d. **Total securities commissions**	176,716	~~183,738~~	[3940]
2.	Gains or losses on firm securities trading accounts			
	a. ***From market making in options on a national securities exchange***			[3945]
	b. ***From all other trading***			[3949]
	c. ***Total gain (loss)***	(6,361)	0	[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares		~~2,100~~	[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services	24,307	~~15,185~~	[3975]
8.	Other revenue	12,416	~~11,216~~	[3995]
9.	Total revenue	207,078	~~212,239~~	[4030]

EXPENSES

		Handwritten	Printed	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	14,331	~~17,131~~	[4120]
11.	Other employee compensation and benefits	6,956	~~8,000~~	[4115]
12.	Commissions paid to other broker-dealers	94,691	~~110,936~~	[4140]
13.	Interest expense	15		[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]			
14.	Regulatory fees and expenses	9,134	~~9,184~~	[4195]
15.	Other expenses	58,482	~~53,543~~	[4100]
16.	Total expenses	183,609	~~206,994~~	

				[4200]
NET INCOME				
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less item 16)		23,469	~~5,445~~ [4210]
18.	Provision for Federal Income taxes (for parent only)			[4220]
19.	Equity in earnings (losses) of *unconsolidated subsidiaries not included above*			[4222]
	a. **After Federal income taxes of**	[4238]		
20.	Extraordinary gains (losses)		16,985	~~3,772~~ [4224]
	a. **After Federal income taxes of**	[4239]		
21.	Cumulative effect of changes *in accounting principles*			[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		40,454	~~1,673~~ [4230]
MONTHLY INCOME				
23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		18,820	~~12,729~~ [4211]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		126,735 ~~87,954~~ [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		126,735 ~~87,954~~ [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		124,735 ~~87,954~~ [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	20,230 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-10,109 ~~-20,230~~ [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		116,626 ~~67,724~~ [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. ***Trading and investment securities:***		

1. **Exempted securities** [3735]

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

Money Market		248		
[3736A]		[3736B]		
Pensoa Clearing ~~US TBILL~~	1,211	~~1,210~~		
[3736C]		[3736D]		
Investment acct ~~TAOR~~	1,530	~~1,392~~		
[3736E]		[3736F]		
	2,989	~~2,850~~	-2,989	~~-2,850~~
		[3736]		[3740]

10. Net Capital 113,637 ~~64,874~~ [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. *Minimum net capital required (6-2/3% of line 19)*	2,772	~~5,257~~ [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)		50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)		50,000 [3760]
14. Excess net capital (line 10 less 13)	63,637	~~14,874~~ [3770]
15. *Excess net capital at 1000% (line 10 less 10% of line 19)*	109,482	~~56,987~~ [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. *Total A.I. liabilities from Statement of Financial Condition* 41,553 ~~78,862~~ [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			41,553 ~~28,862~~ [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 36 ~~222~~ [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			86,281 [4240]
	A. Net income (loss)		40,464	~~1,673~~ [4250]
	B. Additions (includes non-conforming capital of	[4262])		[4260]
	C. Deductions (includes non-conforming capital of	[4272])		[4270]
2.	Balance, end of period (From item 1800)		126,735	~~87,954~~ [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]